FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2008

000-51025
(Commission File Number)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
(Translation of registrant’s name into English)

22nd Floor, No.1 Tower,
Majestic Towers, No.20 Gong Ti East Road,
Chaoyang District Beijing 200020,
The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

In May 2008, Ninetowns Internet Technology Group Company Limited (the “Company”) issued the press release furnished as an exhibit to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

By:	/s/ Tommy S. L. Fork
Name:	Tommy S. L. Fork
Title:	Chief Financial Officer

Date:                      May 16, 2008

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated May 14, 2008, regarding the Company’s announcement of senior management change

Exhibit 99.1

Ninetowns Announces Senior Management Change
Wednesday May 14, 5:05 am ET

BEIJING, May 14 /Xinhua-PRNewswire/ -- Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE - News; ''Ninetowns'' or the ''Company''), one of China's leading providers of online solutions for international trade, today announced that Mr. John Yan Wang, who joined Ninetowns as Senior Vice President of Business Development in May 2004, left the Company on May 9, 2008.

"John has played an important role in driving our business development initiatives. I would like to thank him for all his efforts and wish him the very best in his future endeavors," said Shuang Wang, Chief Executive Officer of Ninetowns.

"This position provided me with great opportunities for my professional development and I am grateful for having been a part of the Ninetowns story from private entity to publicly listed company," said John Yan Wang, Senior Vice President of Business Development of Ninetowns.

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE - News) is the leading provider of online solutions for international trade, with its key services in automating import/export e-filing, as well as in providing effective and efficient business-to-business search. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol "NINE." More information can be found at http://www.ninetowns.com/english ..

Forward-Looking Statements

Certain statements in this press release, including statements relating to the expected non-cash impairment charge and the Chinese government's future promotional plans for its free software, include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

    For more information, please contact:

     Helen Wu
     Investor Relations
     Ninetowns Internet Technology Group Company Limited
     Tel:   +86-10-6584-9901
     Email: ir@ninetowns.com

     Investor Relations (US):
     Mahmoud Siddig, Director
     Taylor Rafferty
     Tel:   +1-212-889-4350
     Email: ninetowns@taylor-rafferty.com

    Investor Relations (HK):
    Ruby Yim, Managing Director
    Taylor Rafferty
    Tel:   +852-3196-3712
    Email: ninetowns@taylor-rafferty.com

Source: Ninetowns Internet Technology Group Company Limited